February 23, 2012

SUPERINTENDENCIA DEL MERCADO DE VALORES

Att. Registro Público del Mercado de Valores

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law, approved by Law DS N° 093-2002-EF, and CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Events.

Credicorp’s Board of Directors, in its session held on February 22, 2012, unanimously agreed on the following matters that will be submitted for consideration and approval at the Company’s Annual General Meeting of Shareholders, which will be held on March 30, 2012, at 3:00 pm.

1.	Approved the Annual Report of the Company for the financial year ended December 31, 2011 that the Chairman will present at the Annual General Meeting of Shareholders, and the Annual Information Document (DIA – Documento de Información Annual) of Credicorp and its subsidiaries for the year 2011.

2.	Approved the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2011, including the report of the independent auditors Medina, Zaldívar, Paredes y Asociados, members of Ernst & Young Global in Perú.

3.	Define the remuneration of Directors of the Company and of Directors that perform the role of members or advisors of the Board’s Committees.

4.	Agreed to recommend the designation of Medina, Zaldívar, Paredes y Asociados, members of Ernst & Young Global in Peru, as the external auditors of the Company for the financial year 2012, and the authorization to approve the auditor’s fees, in accordance with the proposal and recommendation of the Audit Committee.

Furthermore the Board of Directors also unanimously agreed the following:

5.	To pay its shareholders a cash dividend of US$ 217,079,329.10 for a total of 94,382,317 outstanding shares, which is equivalent to US$ 2.3 per share, payable on May 11, 2012 to shareholders of record as of April 18, 2012. The Board of Directors approved the distribution of dividends according to the Bye-laws of the Company and considering a total net income of US$ 709,272,046.09 attained in the financial year 2011.

6.	To use the remaining balance of US$ 492,192,716.99, after distribution of dividends, as follows:

a)	US$ 400,000,000 to increase special reserves that were created to strengthen Credicorp’s capital with the commitment of not to reduce such level without the authorization of the Superintendence of Banking, Insurance and Pension Fund Managers of Perú. As a result these special reserves will amount to US$ 1,383,000,000.

b)	US$ 92,192,716.99 to constitute other reserves.

7.	In addition, the Board also agreed to constitute additional reserves for US$ 25,201,585.34 by reducing retained earnings of previous years.

Sincerely,

/s/	Mario Ferrari__
Stock Market Representative
Credicorp Ltd.